SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For March 11, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


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    (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                   Form 20-F   X                Form 40-F
                               ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)



                   Yes                          No           X
                               ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

PRESS RELEASE

                CNOOC To Develop The Third Chinese LNG Terminal

      (Hong Kong, March 11, 2004) - CNOOC Limited (the "Company", NYSE: CEO,
SEHK: 883) announced today that China National Offshore Oil Corporation ("CNOOC"), its parent company, has signed an agreement with Zhejiang Provincial Government to jointly develop China's third LNG terminal in Zhejiang. Mr. Lu Zushan, Governor of Zhejiang province and Mr. Fu Chengyu, President of CNOOC, signed the agreement for both parties.

      The project is envisaged to include three components, an LNG re-gasification terminal, a gas trunk line and a gas fired power plant. The designed capacity of the LNG terminal is set around three million tons a year. CNOOC is expected to take a 51% of interest in the project.

      Mr. Fu Chengyu, President of CNOOC, commented: "Zhejiang has shown stellar economic growth in recent years. The proposed project is designed to fuel the continuous growth expected and to meet the resulting energy demands in the area. Safe, secure, clean and stably priced natural gas as a supplemental fuel will undoubtedly benefit Zhejiang customers. CNOOC, an experienced LNG project developer in China, is honored to be a key part of the project."

CNOOC Limited is expected to enter into potential supplying LNG production project to enhance supply security for the project.



                                      End


Notes to Editors:

              CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 353,102 BOE (unaudited) per day for the first nine months of 2003.

CNOOC Limited is currently engaged in exploration, development and production in 4 major areas offshore China, which covers Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude producers in Indonesia.

The Company has about 2,047 employees.

              CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

*** *** ***

For further inquiries, please contact:

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Mr. Xiao Zongwei                 Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                    Ketchum Newscan Public Relations
Tel : +86 10 8452 1646           Tel: 852-3141-8016/852-3141-8063/852-3141-8091
Fax: +86 10 8452 1441            Fax: 852-2510-8199
E-mail: xiaozw@cnooc.com.cn      E-mail: anne.lui@knprhk.com
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                                         carol.chan@knprhk.com
                                         ---------------------
                                         maggie.chan@knprhk.com
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

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.


                                               CNOOC Limited


                                               By:  /s/ Cao Yunshi
                                                    ------------------------
                                                    Name:  Cao Yunshi
                                                    Title:  Company Secretary

Dated:  March 11, 2004